Exhibit 99.1

NOTICE OF 2012 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

SIERRA WIRELESS, INC.

TO BE HELD ON MAY 24, 2012

MANAGEMENT INFORMATION CIRCULAR

DATED April 16, 2012

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual and special meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, Canada, on Thursday, May 24, 2012 at 3:00 p.m., Vancouver time, for the following purposes:

1.                                      To receive the report of the directors;

2.                                      To receive the consolidated financial statements for the year ended December 31, 2011, and the auditors’ report thereon;

3.                                      To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the auditor’s remuneration;

4.                                      To elect directors for the ensuing year;

5.                                      To consider and, if deemed advisable, pass an ordinary resolution authorizing and approving the continuation and the amendment and restatement of the Corporation’s shareholder rights plan; and

6.                                      To transact such other business as may be properly brought before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Proxy Circular accompanying this Notice.

Only Shareholders of record at the close of business on April 16, 2012 are entitled to receive notice of the Meeting and to vote at the Meeting.

To assure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.  All proxies completed by registered Shareholders must be returned to the Corporation:

•                                          by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 22, 2012, at 3:00 p.m. (Vancouver time);

•                                          by fax to the Toronto office of Computershare Investor Services Inc., Attention:  Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Tuesday, May 22, 2012 at 3:00 p.m. (Vancouver time); or

•                                          by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 22, 2012 at 3:00 p.m. (Vancouver time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.  More detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the Management Information Circular accompanying this Notice.

DATED at Richmond, British Columbia, this 16th day of April, 2012.

By Order of the Board of Directors

“David G. McLennan”
David G. McLennan,

Chief Financial Officer and Secretary

April 16, 2012

Dear Shareholder:

On behalf of the Board of Directors and Management of Sierra Wireless, Inc. (the “Corporation”), we cordially invite you to attend the annual and special meeting of the holders of common shares of the Corporation to be held at our Richmond, British Columbia headquarters located at 13811 Wireless Way, Richmond, British Columbia on Thursday, May 24, 2012 at 3:00 p.m. Vancouver time.

This management information circular (the “Information Circular”) contains a description of business that will be conducted at the meeting, along with materials highlighting our activities and performance during the year.

Your participation in the affairs of the Corporation is important to us.  Should you be unable to attend the meeting, there are instructions included within the Information Circular describing the process for providing your voting instructions to ensure that your voice is heard.  The proxy voting instructions can be found on page 2 of this Information Circular.

We look forward to seeing you at the meeting.

Sincerely,

“Jason W. Cohenour”	“Charles E. Levine”
Jason W. Cohenour	Charles E. Levine
President and Chief Executive Officer	Chair of the Board

MANAGEMENT INFORMATION CIRCULAR

Table of Contents

GENERAL PROXY INFORMATION	1
Solicitation of Proxies	1
Appointment of Proxyholder	1
Notice to United States Shareholders	1
Registered Shareholders	2
Non-Registered Shareholders	2
Revocability of Proxies	3
Voting of Proxies and Discretionary Authority	3
Interest of Certain Persons in Matters to be Acted Upon	4
Interests of Informed Persons in Material Transactions	4
Voting Securities and Principal Holders Thereof	4
BUSINESS OF THE MEETING	5
Receipt of Financial Statements	5
Appointment of Auditors	5
Election of Directors	5
Approval of the Corporation’s Shareholder Rights Plan	10
CORPORATE GOVERNANCE DISCLOSURE	14
Introduction	14
Board of Directors	15
Role of the Board	16
Position Descriptions	18
Orientation and Continuing Education	19
Ethical Business Conduct	19
Compensation	21
Committees of the Board	21
Assessments	25
COMPENSATION DISCUSSION AND ANALYSIS	25
Responsibility for Executive Compensation Programs	26
Compensation Objectives	27
Research and Benchmarking	28
Elements of Executive Compensation	30
Retirement Benefits	41
Minimum Share Ownership Guidelines	41
Incentive Plan Awards	46
Termination and Change of Control Benefits	47
DIRECTOR COMPENSATION	48

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	52
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	52
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	52
ADDITIONAL INFORMATION	52
GENERAL	53
DIRECTORS’ APPROVAL OF THIS CIRCULAR	53

MANAGEMENT INFORMATION CIRCULAR

As at April 16, 2012

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of the Corporation for use at the annual and special meeting of its shareholders (the “Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.

The Meeting will be held on Thursday, May 24, 2012 at 3:00pm (Vancouver Time) at 13811 Wireless Way, Richmond, British Columbia for the purposes set forth in the accompanying Notice of Meeting.  The information contained herein is given as at April 16, 2012 except as otherwise indicated.

In this document, “you” and “your” refer to the shareholders of, and “Sierra Wireless”, the “Corporation”, “we”, “us” or “our” refer to Sierra Wireless, Inc.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation.  A shareholder may appoint some other person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting.  To exercise this right, the shareholder may either insert the name of such other person in the blank space provided in the form of proxy or complete and submit another form of proxy.

A person or company whose name appears on the books and records of the Corporation is a registered shareholder.  A non-registered shareholder is a beneficial owner of common shares of the Corporation (“Common Shares”) whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Notice to United States Shareholders

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting either in person at the Meeting or by proxy.  A registered shareholder who wishes to vote in person at the Meeting need not complete or return the form of proxy included with this Information Circular, as those registered shareholders choosing to attend the Meeting may have their votes taken and counted at the Meeting.  However, to ensure your representation at the Meeting we encourage you to return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.

A registered shareholder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy.  All proxies completed by registered Shareholders must be returned to the Corporation:

•                                          by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 22, 2012, at 3:00 p.m. (Vancouver time);

•                                          by fax to the Toronto office of Computershare Investor Services Inc., Attention:  Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Tuesday, May 22, 2012, at 3:00 p.m. (Vancouver time); or

•                                          by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 22, 2012, at 3:00 p.m. (Vancouver time).

Please review the enclosed form of proxy carefully for additional information and resources for assistance.  To be effective, a proxy form must be received by Computershare no later than 3:00 p.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

The Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated by the shareholder on the form of proxy or alternative method of voting.

Non-Registered Shareholders

We have distributed copies of this Information Circular to intermediaries for distribution to non-registered shareholders.  Unless the non-registered shareholder has waived his rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

Usually a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by their intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, following the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocability of Proxies

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 3:00 p.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 3:00 p.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above under the heading “Appointment of Proxyholder” and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority

Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted IN FAVOUR of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business.  At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Information Circular, no director or executive officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Interests of Informed Persons in Material Transactions

Other than as disclosed in this Information Circular, no informed person (as that term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Information Circular, 30,909,707 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares issuable in series, of which none are issued and outstanding.

Any shareholder of record at the close of business on April 16, 2012 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, the only person who beneficially owns, directly or indirectly, or controls or directs, more than 10% of the voting rights attached to the outstanding Common Shares is Acuity Investment Management Inc., which beneficially owns approximately 5,867,432 Common Shares of the Corporation, representing approximately 19% of the outstanding Common Shares of the Corporation.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The consolidated financial statements for the year ended December 31, 2011, including the auditors’ report thereon, are available on SEDAR at www.sedar.com or on the Corporation’s website at www.sierrawireless.com.  Copies of such statements will also be available at the Meeting.

Appointment of Auditors

At the Meeting, Shareholders will be requested to vote on the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual and special meeting of shareholders and to authorize the Audit Committee to determine their remuneration.  Proxyholders named in the accompanying form of proxy intend to vote for the re-appointment of KPMG LLP.  KPMG LLP has been the auditor of the Corporation since the fiscal year ended December 31, 1997.

For the fiscal years ended December 31, 2011 and 2010 the Corporation paid KPMG LLP fees as follows:

(in United States dollars)	2011	2010
Audit fees	$1,139,500	$1,150,000
Tax fees	74,900	55,350

Audit fees for 2011 and 2010 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting and review of our interim financial statements.  Tax fees for 2011 and 2010 are primarily for tax compliance and transfer pricing services.

Election of Directors

The restated articles of incorporation provide that our Board of Directors (the “Board”) shall consist of a minimum of one director and a maximum of nine directors.  The term of office of each of the present directors expires at the Meeting.  The Board presently consists of eight directors and it is intended that six directors be elected for the ensuing year.  Due to business commitments, Ms. Jane Rowe, who has served as a director of the Corporation since March, 1998, has indicated that she will not stand for re-election at the Meeting.  For personal reasons, Mr. David Sutcliffe, former CEO of the Corporation and member of the Board since 1995 has also indicated he will not stand for re-election at the Meeting.

Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated, in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act (“CBCA”).

The Board has adopted a Majority Voting Policy stipulating that Shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting.  If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the Chair of the Board.  The Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain Shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Board would be in the best interests of the Corporation. The Board must take formal action on the Governance and Nominating Committee’s recommendation within 90 days and announce its decision by press release.  The policy does not apply in circumstances involving contested director elections.

The persons named below will be presented for election at the Meeting as management’s nominees for the Board, and the proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees.  All of the nominees presented for election as directors are currently directors of the Corporation.  All persons nominated were recommended to the Board by the Governance and Nominating Committee.  The persons nominated are, in the opinion of the Board, well qualified to act as directors and all have confirmed their willingness to serve.  Management does not contemplate presenting for election any person other than these nominees but, if for any reason management does present another nominee for election, the proxyholders named in the accompanying form of proxy reserve the right to vote for such other nominee in their discretion unless the shareholder has specified otherwise in the form of proxy.

The following tables set out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their present principal occupations, their principal occupation within the five preceding years and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

JASON W. COHENOUR

Director since: October 2005
Age: 50
Blaine, Washington, U.S.A.

Mr. Jason Cohenour was appointed the Corporation’s President and Chief Executive Officer in October 2005.  Prior to his appointment as President and Chief Executive Officer, he was the Corporation’s Chief Operating Officer, a position he held from August, 2004 to October, 2005.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	10/10	100%	None

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
272,591	460,233	201,259

GREGORY D. AASEN
Director since: December 1997
Age: 56
West Vancouver, British Columbia, Canada

Mr. Gregory Aasen is an independent outside director.  He was the Chief Strategy Officer of PMC Sierra, Inc., a broadband communications company, from September 2005 to June 2007.  He was the Vice-President and General Manager of the Communications Products Division of PMC-Sierra from September 2005 to June 2007.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	9/10	90%	None
Human Resources Committee	13/13	100%

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
9,784	33,122	12,630

ROBIN A. ABRAMS
Director since: February 2010
Age: 60
Los Altos, California, U.S.A.

Ms. Robin A. Abrams is an independent outside director.  She previously served as Interim Chief Executive Officer of ZiLOG Inc., an embedded solutions company, from August 2006 to February 2007.  She also served as President and Chief Executive Officer of Firefly Mobile, a mobile communications company for the youth market, from June 2004 to July 2006.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	10/10	100%

HCL Technologies — Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”) (Audit and Compensation Committees)

Openwave Systems Inc. —NASDAQ (Audit, Nominating and Corporate Governance Committees)

Lattice Semiconductor — NASDAQ (Audit, Nominating and Corporate Governance Committees)

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
Nil	Nil	Nil

PAUL G. CATAFORD
Director since: July 1998
Age: 48
Calgary, Alberta, Canada

Mr. Paul Cataford is an independent outside director.  He currently serves as the President and Chief Executive Officer of Zephyr Sleep Technologies, a developer and manufacturer of sleep-related medical devices, an office he has held since April 2010.  From 2004 to March 2009, he served as President and Chief Executive Officer of University Technologies International Inc., a technology transfer and commercialization company.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	9/10	90%	Hemisphere GPS, Inc. (formerly CSI Wireless Inc.) — Toronto Stock Exchange (“TSX”) (Audit and Governance and Nominating Committees)
Audit Committee	6/6	100%
Governance and Nominating Committee	4/4	100%

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
3,456	33,122	12,630

CHARLES E. LEVINE

Director since: May 2003

Age: 59
Glen Ellen, California, U.S.A

Mr. Charles Levine is an independent outside director and is the Chairman of the Board.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	10/10	100%	Openwave Systems Inc. — NASDAQ (Chairman; Audit, Compensation Committees) RCN Corporation — NASDAQ (Governance and Nominating and Compensation Committees)
Audit Committee	6/6	100%
Governance and Nominating Committee	4/4	100%
Human Resources Committee	13/13	100%

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
9,028	33,122	12,630

KENT P. THEXTON
Director since: March 2005
Age: 49
West Vancouver, British Columbia, Canada

Mr. Kent Thexton is an independent outside director.  He currently serves on several boards including Chairman of Redknee Solutions Inc., and four private companies in the Wireless market.  Previously he was President and Chief Executive Officer of SEVEN Networks, Inc., an application software company, from April 2004 to October 2006. He also served as Chief Marketing and Products Officer and member of the Board of O2 PLC, a European mobile operator, now part of Telefonica, from November 2001 to March 2004.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	10/10	100%	Redknee Inc. — TSX (Chairman; Compensation and Nomination Committees)
Human Resources Committee	13/13	100%

Securities Held

Common Shares	Options	Restricted Share Units (“RSUs”)
9,784	33,122	12,630

None of the nominees for election as a director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company, including the Corporation, that:

(a)         was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)         while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)          has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Approval of the Corporation’s Shareholder Rights Plan

Background

The Corporation and Montreal Trust Company of Canada (now Computershare, as successor to Montreal Trust Company of Canada) (the “Rights Agent”) originally entered into an agreement dated April 27, 2000 to implement a shareholder rights plan (the “Original Plan”), which was approved and confirmed by the shareholders of the Corporation at the annual and special meeting of shareholders of the Corporation held on April 27, 2000.  The shareholder rights plan was ratified on April 28, 2003 following receipt of shareholder approval at the Corporation’s 2003 annual and special meeting of shareholders, and the continuation and amendment and restatement of the Original Plan was approved by the shareholders at the Corporation’s 2006 annual and special meeting of shareholders held on April 25, 2006.  A further continuation and amendment and restatement of the Plan (the “Existing Plan”) was approved by the shareholders at the Corporation’s 2009 annual and special meeting of shareholders held on May 5, 2009.

Under the terms of the Existing Plan, the Existing Plan will expire in accordance with its terms upon the termination of the Corporation’s annual and special meeting of shareholders of the Corporation in 2012.  The Corporation has reviewed its Existing Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design.  Based on its review, the Corporation has determined that, since May 2009, when the Existing Plan was ratified, there have been no changes to those practices.  As a result, on April 16, 2012, the Board resolved to continue the Existing Plan, with certain minor administrative amendments as noted below, by approving an amended and restated shareholder rights plan (the “Proposed Plan”) to be dated May 24, 2012, subject to regulatory approval and approval by shareholders and, if applicable, Independent Shareholders (as defined in the Existing Plan) at the Meeting.

The Proposed Plan is identical to the Existing Plan in all material respects. The only amendments to the Existing Plan are administrative in nature and relate to the date of the Amended Plan and the extension of the expiration time to the annual meeting of shareholders to be held in the year 2015.

Plan Objective

The Corporation is a widely-held corporation with no controlling shareholder.  When it first proposed the Original Plan to the shareholders of the Corporation at the Corporation’s 2000 annual and special meeting of shareholders, the Board considered various strategies, including approval of a shareholder rights plan, to ensure that, in the context of a bid for control of the Corporation through an acquisition of the Corporation’s Common Shares, shareholders would be positioned to receive full and fair value for their shares.  Of particular concern to the Board was the widely held view that Canadian securities legislation provided insufficient time for a corporation to respond to an unsolicited bid for control.  An inadequate response time has been identified as an impediment to ensuring that shareholders are offered full and fair value for their shares.  Also of concern to the Board was the possibility that, under securities laws, the Corporation’s shareholders could be treated unequally in the context of a bid for control.

Neither the Original Plan nor the Existing Plan was put forth in response to or in anticipation of any pending or threatened take-over bid, nor to deter takeover bids for control of the Corporation generally.  As of the date of this Information Circular, the Board is not aware of any third party considering or preparing any proposal to acquire control of the Corporation.  Rather, the primary objectives of the Proposed Plan, as with the Original Plan and the Existing Plan, are to give adequate time for shareholders to properly assess a takeover bid without undue pressure, for the Board to consider value-enhancing alternatives and to allow competing bids to emerge.  Also, the Proposed Plan is designed to provide shareholders of the Corporation with equal treatment in a bid for control of the Corporation.

In reviewing the Proposed Plan, the Board considered the following concerns inherent in the existing legislative framework governing takeover bids in Canada:

(a)           Time.  Current legislation permits a takeover bid to expire in 35 days.  The Board is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and to make a reasoned and unhurried decision.  The Proposed Plan provides a mechanism whereby the minimum expiry period for a takeover bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Common Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person, their Associates and Affiliates and Persons acting jointly or in concert with the Offeror or Acquiring Person).  The Proposed Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value.  Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

(b)           Pressure to Tender.  A shareholder may feel compelled to tender to a bid which the shareholder considers to be inadequate out of concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the Corporation.  This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares.  The Proposed Plan provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular takeover bid.  By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Common Shares held by Independent Shareholders have been deposited, a shareholder’s decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a corporation that is the subject of a takeover bid.

(c)           Unequal Treatment.  While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a corporation may be acquired pursuant to a private agreement in which a small group of shareholders dispose of shares at a premium to market price which premium is not shared with other shareholders.  In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.  The Proposed Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, to better ensure that shareholders receive equal treatment.

General Impact of the Proposed Plan

It is not the intention of the Board, in continuing the Corporation’s shareholder rights plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of shareholders of the Corporation.  The rights of shareholders under existing laws to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner is not affected by the Proposed Plan.

The Proposed Plan does not preclude any shareholder from utilizing the proxy mechanism of the CBCA to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding voting shares of the Corporation to requisition a meeting of shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their common shares.  The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Proposed Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

In addition, through the Permitted Bid mechanism, described in more detail in Appendix A, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Proposed Plan, regardless of the acceptability of the bid to the Board.  Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Corporation’s common shares in any exercise of its discretion to waive application of the Proposed Plan or redeem the Rights.  In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The Proposed Plan will not interfere with the day-to-day operations of the Corporation.  The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.  In addition, the Proposed Plan is initially not dilutive and is not expected to have any effect on the trading of common shares.  However, if a Flip-In Event occurs and the Rights separate from the common shares, as described in the summary contained in Appendix A, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected.  In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

In summary, the Board believes that the dominant effect of the Proposed Plan will be to enhance shareholder value and ensure equal treatment of all shareholders in the context of an acquisition of control.

A summary of the key features of the Proposed Plan is attached as Appendix A to this Information Circular.  Complete copies of the Existing Plan and the proposed final form of the Proposed Plan are available on request from the Corporate Secretary of the Corporation at the address noted on the first page of this Information Circular.

Canadian Federal Income Tax Consequences

Under the provisions of the Income Tax Act (Canada) (the “Tax Act”), the issue of the Rights, described in more detail in Appendix A, can give rise to a taxable benefit which must be included in the income of shareholders.  However, no amount must be included in the income of shareholders if the

Rights do not have a monetary value at the date of issue.  The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.

Assuming that the Rights have no value, shareholders will not be required to include any amount in income or be subject to withholding tax under the Tax Act as a result of the issuance of the Rights.  The Rights will be considered to have been acquired at no cost.

The holders of Rights may have an income inclusion or be subject to tax under the Tax Act if the Rights are exercised or otherwise disposed of.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder.  Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

Eligibility for Investment in Canada

The Rights are qualified investments under the Tax Act for registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit savings plans, registered disability savings plans and tax-free savings accounts (“Deferred Plans”) provided that (i) the Common Shares continue to be qualified investments under the Tax Act for such plans and (ii) each person who is an annuitant, a beneficiary, an employer or subscriber, or a holder of, the relevant Deferred Plan deals at arm’s length with the Corporation within the meaning of the Tax Act.

United States Federal Income Tax Consequences

As the Corporation considers that the possibility of the Rights issued under the shareholder rights plan becoming exercisable is both remote and speculative, under a current U.S. Internal Revenue Service ruling, the adoption of the Proposed Plan will not constitute a distribution of stock or property by the Corporation to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder.  The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold.  In the event the Rights should become exercisable, shareholders should consult their own tax advisor concerning the consequences of acquiring, holding, exercising or disposing of their Rights.

Approval by Shareholders

Shareholder approval of the Proposed Plan is not required by law but is required by the terms of the Existing Plan and applicable stock exchange rules.  The text of the resolution of the shareholders of the Corporation to approve the continued existence of the shareholder rights plan is set forth below:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the “Corporation”), that:

1.                                      The shareholder rights plan agreement of the Corporation be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of May 24, 2012 between the Corporation and Computershare Investor Services Inc. which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated May 5, 2009 made between the Corporation and Computershare Investor Services Inc. (the “Existing Plan”) and continues the rights issued under the Existing Plan, be and is hereby ratified, confirmed and approved;

2.                                      Any director or senior officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.”

The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the above resolution unless a shareholder has specified in such shareholder’s proxy that such shareholder’s shares are to be voted against such resolution.

The foregoing resolution must be approved by a simple majority of 50% plus one vote of the votes cast by shareholders, as well as by a simple majority of 50% plus one vote of the votes cast by shareholders other than (i) any shareholder that, directly or indirectly, on its own account or in concert with others, holds or exercises control over more than 20% of the outstanding voting securities of the Corporation, if any, and (ii) by the associates, affiliates and insiders of any shareholder referred to in (i).

Recommendation of the Board

The Board has determined that it is in the best interests of the Corporation and the holders of its Common Shares to have a shareholder rights plan in the form of the Proposed Plan.  The Board unanimously recommends that the Shareholders vote in favour of the reconfirmation and approval of the Proposed Plan.

The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the reconfirmation and approval of the Proposed Plan.

CORPORATE GOVERNANCE DISCLOSURE

Introduction

We are committed to the highest standards of corporate governance.  This section discusses our governance approach, policies and practices.  It also describes the role and functioning of the Board and the three standing Board Committees.  Our 2011 Annual Information Form provides more information about governance and it, along with the mandates of the Board and the three standing committees of the Board, are filed on SEDAR at www.sedar.com and is also available in the Investor Information section of our website at www.sierrawireless.com.

The Corporation is listed on the TSX and NASDAQ.  As of the date of this Information Circular, the Board believes that the Corporation is in full compliance with all Canadian and US corporate governance regulations, rules and standards that apply to us.  Pursuant to exemption granted by NASDAQ, we are permitted to follow our home country governance regulations with respect to quorum requirements, rather than those set forth by NASDAQ.

Our corporate governance disclosure obligations are set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices, National Policy 58-201 — Corporate Governance Guidelines and Multilateral Instrument 52-110 — Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

Board of Directors

The Board oversees our business and the conduct of business by senior management and acts in accordance with the CBCA, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, our policies, the written mandate of the Board and Board committees and our Code of Business Conduct .

The Board presently consists of eight directors.  Due to business commitments, S. Jane Rowe, who has served on the Board since 1998, will not be seeking re-election at this Meeting.  For personal reasons, David B. Sutcliffe, former CEO of the Corporation and member of the Board since 1995, will not be seeking re-election at the Meeting.  The Board, after giving consideration to the experience and competence of the remaining Board members, and the current business environment and strategic objectives of the Corporation, has determined that, at this time, it will not nominate replacement directors for Ms. Rowe and Mr. Sutcliffe.  Accordingly, management is recommending for the ensuing year a slate of six directors.  Current information about each of the six nominee directors can be found on pages 6 to 9 of this Information Circular.

Independence

Acting on the recommendation of the Governance and Nominating Committee, the Board determines whether or not each director is independent.  Based on information provided by each director, the Board considers all of the relationships each director has with the Corporation in light of the independence standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  The Board has determined that, of our eight current directors, seven directors, or 88%, are independent directors under the standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  Jason W. Cohenour is the Corporation’s President and Chief Executive Officer and is not considered to be independent under these rules.  Each of the Audit, Human Resources and Governance and Nominating Committees consist entirely of independent directors.

Independent Chair

We believe that the separation of the positions of President and Chief Executive Officer and Chairman contributes to allowing the Board to function independently.  For this reason, our Board is led by a non-executive, independent director.  Mr. Levine is an independent director and has been the Chair of the Board since 2007.  He is also the Chair of Openwave Systems Inc.  The Chair of the Board is responsible for the overall leadership and management of the Board.  As set out in “Corporate Governance Disclosure - Position Descriptions”, the key responsibilities of the Chair of the Board include:

•              Providing leadership to enhance Board effectiveness

•                                         Managing the activities of the Board and ensuring coordination among committees of the Board

•                                         Ensuring that the respective roles of the Board and management are well delineated

•                                         Acting as a liaison between the Board and management

•                                         Ensuring that the Board has the information it needs to be effective

•                                         Ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation

•                                         Representing the Corporation on particular matters identified by the Board or management with stakeholders

•                                         Leading by example and setting a high standard of integrity

Refer to the tables under “Business of the Meeting — Election of Directors” for information related to director attendance at meetings of the Board and the three standing committees.

It is the practice of the Board for the independent directors to meet without management at many of the regularly scheduled Board and Committee meetings.  For the year ending December 31, 2011, seven of the eight regularly scheduled Board meetings included time on the agenda for a meeting of only the independent directors.  During these sessions, the independent directors discussed the business matters of the Corporation including, among other things, business plans, budgets, expenditures, financial performance, opportunities and business execution and implementation by Management.  As Chair of the Board, Mr. Levine communicates with management regarding the discussions of the independent directors where appropriate.

Role of the Board

Board Mandate

The roles and responsibilities of the Board are set out in the Mandate of the Board, the full text of which is posted in the Investor Information section of our website at www.sierrawireless.com.

The Governance and Nominating Committee is responsible for reviewing and assessing the adequacy of the Board Mandate on an annual basis.

Strategic Planning

Management is responsible for developing the strategic plan, which it presents to the Board each year for approval.  During 2011, the Board held two special meetings to specifically discuss the strategic plan and other strategic issues such as corporate opportunities and the main risks facing our business. Performance against the strategic plan and other strategic issues are discussed at each Board meeting.

Risk Management

The Board is responsible for overseeing risk and the risk management process including:

•                                          ensuring that our principal risks are identified and that appropriate measures are in place to manage those risks;

•                                          monitoring our risk management process; and

•                                          seeking assurance that our internal control and management information systems are effective.

The Board has delegated specific risk management responsibilities to the Audit Committee.  The Audit Committee reviews our principal risks on a regular basis at committee meetings that are primarily dedicated to the discussion of enterprise risk management activities.

We use an enterprise risk management process to effectively identify, assess, prioritize and manage risk, and to provide comprehensive reporting to the Audit Committee and the Board.  Our enterprise risk management framework is a broadly focused systematic approach to assessing, analyzing, evaluating, reporting and monitoring significant risks facing the Corporation.

Our enterprise risk management process includes a risk management committee which is chaired by the Director of Risk Management and is comprised of members of the senior management team.  The risk management committee oversees key processes related to the identification, prioritization and mitigation of key risks where applicable.  The Director of Risk Management reports directly to the Chair of the Audit Committee.

During 2011, the Audit Committee received reports from the Director of Risk Management on two occasions at which time the activities of the risk management committee were discussed including its observations and assessments of the Corporation’s systems of governance, risk management and compliance.

Internal Controls

The Board and Audit committee are responsible for monitoring the integrity of our internal controls and management information systems.  The Audit Committee is responsible for overseeing the process for ensuring that the Corporation has effective internal controls, including controls over accounting and financial reporting systems.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  During 2011, management evaluated the effectiveness of our internal controls over financial reporting and concluded the internal controls over financial reporting were effective as at December 31, 2011.

During 2011, the Director of Risk Management provided reports, on four occasions, to the Audit Committee on management’s internal control compliance activities.

Succession

The Board is responsible for ensuring that adequate succession planning measures are in place for the CEO.  During 2011, the Board met and performed a succession assessment of the CEO.  The Board also reviewed the CEO’s assessment of the Corporation’s senior executives.  The assessment included an analysis of the extent to which potential successors were identified within the organization.  It also included a review of the developmental areas where training or experience will be sought for individuals to promote the successful advancement of high performing employees when the need arises.

Position Descriptions

The Board has adopted and approved written Position Descriptions for the Chair of the Board and the chair of each standing committee of the Board as follows:

•                                          Position Description — Chair, Governance and Nominating Committee;

•                                          Position Description — Chair, Audit Committee;

•                                          Position Description — Chair, Human Resources Committee.

Each committee chair Position Description sets out the qualifications to be met to be appointed chair of the particular committee and the responsibilities and specific duties of the chair.

The full text of the Position Descriptions for the Chair of the Board and for the chair of each of the above three standing committees are posted on the Corporation’s website at http://www.sierrawireless.com.

Chief Executive Officer

The CEO is appointed by the Board and is responsible for managing the affairs of the Corporation.  His key responsibilities include articulating the vision for the Corporation, focusing on creating value for shareholders and developing and implementing a strategic plan that is consistent with the corporate vision.

The Board and the CEO have developed, and the Board has approved, a Position Description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:

•                                         Developing, implementing and assessing the effectiveness of corporate strategy and business plans.

•                                         Providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans.

•                                         Representing the Corporation in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others.

•                                         Recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors.

•                                         Establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

•                                         Promoting programs that deliver shareholder value in excess of that of our peers.

Orientation and Continuing Education

The Governance and Nominating Committee provides leadership for the Board’s director orientation and education programs, solicits input from the Board and ensures that each new director fully understands the role of the Board, the Board committees and his or her responsibilities and liabilities associated with being a director of the Corporation and a member of a committee.  This is accomplished by an orientation program that includes meetings with the Chair of the Board, committee chairs, management and, where necessary, with industry subject matter experts to better understand the nature and operation of our business, our products and our corporate governance standards.  New directors are provided with a Director’s handbook highlighting key information about the Corporation and other information designed to help directors familiarize themselves with our business, our organization and our operations.

Each Board member is expected to ensure that his or her knowledge and understanding of our business remains current.  To enable this objective management makes regular presentations to the Board on the key and emerging areas of our business such as market, customer, competitor and technology developments.  In addition, Directors hold meetings from time to time in alternative locations where we have operations where they can review our activities first-hand.  In addition to these scheduled events, our Directors are invited to tour the Corporation’s facilities and meet with executive and operational management at their convenience.  Directors are encouraged to attend professional development courses and seminars in order to enhance their skills as directors, at the Corporation’s expense.

During 2011, Board members shared reading materials on a variety of subject matters that one or more directors or management thought might be of relevance to other directors including governance best practices, developments in securities law and matters specific to our business.

Also during 2011, directors interacted with management on multiple occasions where they were presented updates on strategy implementation, risk evaluation, new technology and strategic opportunities.  One of the meetings of the Board was held in China where directors had the opportunity to see first-hand the capabilities of two of the Corporation’s R&D centers.

Ethical Business Conduct

A strong culture of ethical business conduct is essential to governance.  We are committed to conducting business ethically, honestly and in full compliance with all applicable laws and regulations.

Code of Business Conduct

The Board has adopted a written Code of Business Conduct (the “Code”) which sets out the standards of business practice and principles of behaviour with which we expect every director, officer, employee and contractor of the Corporation and its subsidiaries to comply.  The Code describes our commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with our other key policies including:

•                                          Procedures for Reporting Concerns to the Audit Committee,

•                                          Insider Trading Policy,

•                                          Disclosure Policy,

•                                          Privacy Policy,

•                                          Information Security Policy,

•                                          Harassment Prevention Policy, and

•                                          Confidentiality and Conflict of Interest Agreements executed by each employee.

Each director, officer, employee and contractor of the Corporation executes our Conflict of Interest Agreement, Confidentiality Agreement and acknowledges in writing that they have read, understood and agree to comply with our Code of Business Conduct at the time of first hire or engagement.  In addition, each year, all employees and directors are required to confirm that they are following the Code.  The compliance process is enhanced by regular employee training and awareness sessions held at our main business locations.

The Code includes our expectations of conduct in the following areas:

•                                          Complying with the law and conducting business with integrity;

•                                          Avoiding conflicts of interest;

•                                          Use of corporate property including electronic devices;

•                                          Confidentiality; and

•                                          Accuracy of records and report.

The full text of the Code is filed on SEDAR at www.sedar.com and is posted on our website at www.sierrawireless.com.

Code compliance and monitoring

The Code is reviewed annually by the Governance and Nominating Committee.  Updates, if any, are submitted to the Board for approval.  The most recent update to the Code was approved by the Board in March 2011.  The Board has delegated oversight of compliance with the Code to the Audit Committee.

In accordance with the Code and the CBCA, each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  In accordance with the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.

The Code requires that all suspected or potential violations of the Code must be reported to the appropriate person.  Reports can be made orally, in writing, or by utilizing the Corporation’s business conduct helpline, which provides reporters with the option of making an anonymous report if desired and also provides for direct access to the Chair of the Audit Committee.  Questions regarding the Code may be addressed to any member of senior management.  Violations of the Code will not be tolerated and the Code describes the sanctions for its violation.  Reports of violations of the Code are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.

The integrity of our financial information is of paramount importance.  The Corporation’s Procedures for Reporting Concerns to the Audit Committee set out the procedures to address any complaints by employees of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee. Any concerns related to these matters are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.

For the financial year ended December 31, 2011, no waivers from the Code were requested by any director or executive officer and, accordingly no material change reports were filed in this regard.

Disclosure Policy

We are committed to communicating openly and in a timely manner with shareholders, employees and the public.  Disclosure practices are monitored by the Corporation’s disclosure committee comprised of the CEO and the CFO.  The disclosure committee is responsible for:

•                                         Reviewing all news releases and public filings containing material information prior to their release and ensuring the information is timely, informative and accurate;

•                                         Ensuring that information is disseminated in accordance with all applicable legal and regulatory requirements;

•                                         Evaluating the design and effectiveness of our disclosure controls and procedures to ensure that they continue to provide reasonable assurance that information is gathered accurately and on a timely basis ;

•                                         Reviewing and updating the disclosure policy, if necessary, and reporting to the governance and nominating committee.

Our website has information for shareholders, investment analysts, the media and the public.  Our CEO and CFO meet regularly with investment analysts and investors via numerous means including conference calls, speaking engagements at conferences and one-on-one telephone calls.

Compensation

In consultation with the Chair of the Board, the Human Resources Committee annually reviews the compensation of the Board.  The Committee consults with third party consultants to determine compensation that is commensurate with the nature of the Corporation’s business, the risks associated with Board membership, the mandates of Committees and their members along with the additional responsibilities placed upon the Chair of the Board and the chairs of our standing committees.

Refer to the section entitled “Compensation Discussion and Analysis - Director Compensation” of this Information Circular for additional information on compensation received by directors in 2011.

Committees of the Board

The Board carries out its responsibilities directly and through its committees, which make recommendations to the Board for approval.  The Board has three standing committees, all of which are comprised of independent directors:

•                                          Governance and Nominating Committee

•                                          Human Resources Committee

•                                          Audit Committee

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three directors: Messrs. Cataford (who serves as Chair of the Committee), Levine and Sutcliffe, all of whom are independent directors as defined in NI 52-110.

In consultation with the Chairman of the Board, the Governance and Nominating Committee annually reviews the credentials and competencies of members of the Board in relation to the key skills required to meet the Board’s governance and strategic mandate.  In addition, the Committee performs an annual performance assessment of each individual director, along with the performance of the Board in aggregate.

Should the Board determine that the Corporation would benefit from added expertise or capacity, it will expand its membership.  Identification, evaluation and recommendation of Board candidates is the responsibility of the Governance and Nominating Committee.  In identifying new candidates for nomination to the Board, the Committee, with the assistance of the Board members, defines the particular attributes required of each new director, after considering the strategic plans of the Corporation and the competencies and skills of the existing directors.  In general terms this takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, the integrity of the candidate, corporate governance experience and the ability to make the appropriate time commitment.

The Board is cognizant of its requirement to operate in an efficient manner.  To that end, as appropriate it will seek to modify the size of the Board to ensure that it has the right number of members required to meet its existing mandate and provide adequate succession capacity.

In 2010, the size of the Board was increased from seven members to eight to increase its succession capability and introduce additional capacity.  Due to business commitments, S. Jane Rowe, who has served on the Board since 1998, has chosen not to seek re-election at this meeting.  For personal reasons, David B. Sutcliffe, former CEO of the Corporation and member of the Board since 1995, has also chosen not to seek re-election at the Meeting.  The Board, after giving consideration to the experience and competence of the remaining Board members, and the current business environment and strategic objectives of the Corporation, has determined that it would be appropriate to reduce its number by two, recommending for the ensuing year, a slate of six directors.

During 2011, the Committee, among other things, completed the following activities:

•                                         Reviewed the Committee’s mandate

•                                         Reviewed and updated the position descriptions of the Board Chair and standing committee Chairs

•                                         Performed annual evaluation of the Board, standing committees and directors

•                                         Reviewed the Corporation’s Code of Conduct

•                                         Met with Canadian and United States counsel to discuss regulatory compliance, trends and best practices in corporate governance

The specific responsibilities, powers and operation of the Governance and Nominating Committee are set out in its mandate which can be found on the Corporation’s website at www.sierrawireless.com.

Human Resources Committee

The Human Resources Committee is comprised of three directors: Messrs. Aasen (Chair of the Committee in 2011), Levine and Thexton (Chair of the Committee effective January 1, 2012), all of whom are independent directors as defined in NI 52-110.

The Committee is responsible for determining the executive compensation programs for all directors and executive officers of the Corporation, except the CEO, whose compensation is approved by the Board.  In addition, the Committee reviews and recommends for approval to the Board, certain aspects of the compensation programs for non-executive employees such as stock based compensation.  The Human Resources Committee also reviews the position descriptions and development plans for senior management, ensuring that the Corporation has in place, plans to maintain strong management into the future.

The Mandate of the Human Resources Committee prohibits a director from serving as a member of the Committee if that director has been in the past three years, or is currently, part of an interlocking directorate in which he or she serves on the compensation committee of another company and any director of the Corporation is an employee of such other company.  The mandate of the Human Resources Committee requires that a non-management executive session be held at each meeting.

Current members of the Committee are well versed in contemporary executive compensation programs and issues.  All three members have extensive experience in executive compensation matters and the majority of the Committee members currently sit on compensation committees of other organizations.  This experience allows the Committee to understand the current best practices, risk reduction strategies, legal framework and disclosure obligations related to executive compensation.

During 2011, the Committee, among other things, completed the following activities:

•                                          Reviewed the CEO’s position description and senior executive organization structure

•                                          Reviewed the performance assessments and development plans of senior management

•                                          Recommended annual performance objectives for the CEO to the Board

•                                          Recommended remuneration for directors and executive

•                                          Recommended annual incentives and stock based compensation grants

The specific responsibilities, powers and operation of the Human Resources Committee are set out in its mandate, a copy of which can be found on the Corporation’s website at www.sierrawireless.com.

Audit Committee

The Audit Committee is comprised of three directors: Ms. Rowe (who also serves as Chair of the Committee), and Messrs Levine and Cataford, all of whom are independent directors as defined in NI 52-110.  The Mandate of the Audit Committee describes the key functions of the Committee including review of the Corporation’s financial statements and statutory filings, recommendation and management of the Corporation’s external auditors, monitoring of our internal control and risk management programs, and monitoring of compliance with several of our policies.

During 2011, the Committee, among other things, completed the following activities:

•                                         Reviewed the Committee’s mandate

•                                         Assessed the performance, independence and financial literacy of the Committee members, along with Committee effectiveness,

•                                         Completed quarterly private meetings with the external auditors,

•                                         Reviewed performance, independence, internal controls, partner rotation and fees of the external auditors,

•                                         Reviewed and recommended for approval to the Board, quarterly and annual financial disclosure including financial statements, MD&A, and guidance,

•                                         Reviewed reports from external auditors and regulators,

•                                         Prepared annual meeting materials,

•                                         Reviewed the activities and adequacy of the Corporation’s internal control and disclosure procedures,

•                                         Reviewed the activities and adequacy of the Corporation’s risk management program,

•                                         Completed private meetings with the Corporation’s senior risk management executive.

Further disclosure concerning the composition, responsibilities, powers and operation of the Board’s Audit Committee and the relevant education and experience of the members of the Audit Committee, including a copy of the Committee’s mandate, is set out in the Corporation’s Annual Information Form for the financial year ended December 31, 2011  (the “AIF”) under the heading “AUDIT COMMITTEE”.  The AIF is available on SEDAR at www.sedar.com.

Other Committees

The Governance and Nominating Committee, the Human Resources Committee and the Audit Committee are the only standing committees of the Board.  The Board does however, routinely create special committees charged with specific activities that are relevant in discharging the Board’s overall responsibilities.  In the recent past, such special committees have been struck for such matters as the preliminary review of strategic opportunities and evaluation of certain risk areas.  Special committees are comprised of directors based on their personal and professional experience to address the task at hand.

Assessments

The Governance and Nominating Committee evaluates the effectiveness and contribution of the Board, committees of the Board, individual directors, the Chair of the Board and chairs of the committees.  The directors of the Corporation complete, on an annual basis, a board assessment questionnaire in which they provide feedback on the quality of corporate governance by the Board and management.  The questionnaire covers a variety of issues including the composition of the Board, the effectiveness of the Board and its committees and the quality of the Board’s relationship with management.  The questionnaire also canvasses opinions with respect to Board composition and number of Board members to ensure that the Board reflects the appropriate breadth of expertise.  In addition, on an annual basis, each director completes a self-assessment questionnaire.  The Governance and Nominating Committee presents a summary of the findings of both questionnaires to the Board and recommends any changes to enhance the performance of the Board.  In addition, each director is privately interviewed by the Chairman to independently review and discuss the director’s opinions as to composition and effectiveness of the Board.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion explains all the significant elements of compensation awarded to, earned by, paid to, or payable to our named executive officers (“NEOs”) for the most recently completed year.  National Instrument 51-102 — Continuous Disclosure Obligations defines an NEO as:

(a)                                  the chief executive officer (“CEO”) of the Corporation;

(b)                                 the chief financial officer (“CFO”) of the Corporation; and

(c)                                  the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year, whose total compensation was individually, more than $150,000 for that financial year.

The Corporation’s NEOs for the fiscal year ended December 31, 2011 were:

1.                                       Jason W. Cohenour, President and Chief Executive Officer;

2.                                       David G. McLennan, Chief Financial Officer;

3.                                       Phillippe Guillemette, Chief Technology Officer;

4.                                       A. Daniel Schieler, Senior Vice-President and General Manager, Mobile Computing Business Unit; and

5.                                       Didier Dutronc, Senior Vice-President and General Manager, M2M Embedded Solutions Business Unit and Regional Manager, Europe.

Responsibility for Executive Compensation Programs

The Human Resources Committee is responsible for maintaining the integrity of our executive compensation programs, reviewing and approving the Corporation’s NEO annual base salary (with the exception of the CEO) as well as short-term and long-term incentive compensation programs.

The Committee is comprised of three independent directors: Messrs. Aasen, Levine and Thexton. All three members of the Committee have extensive compensation governance experience.  Messrs. Levine and Thexton currently sit on the compensation committee of other public companies.

The incentive plans are typically awarded in the form of cash and equity-based compensation arrangements, and are based on the competitive practices of comparable companies and serve to align the interests of the NEOs with those of the Corporation’s shareholders.  The Human Resources Committee annually undertakes a comprehensive review of compensation plans for the Corporation’s NEOs and professional consultants are regularly engaged to assist the Human Resources Committee in such reviews. These consultants utilize published compensation surveys and peer group data to develop comparable compensation benchmarks and advise the Human Resources Committee on the amount and structure of NEO compensation arrangements. The Committee considers the consultants’ recommendations in its executive compensation determinations.

Compensation for the Chief Executive Officer is recommended to the Board of Directors by the Human Resources Committee.  The Committee’s recommendation is reviewed, modified as appropriate, and ultimately approved by the Board of Directors.

Compensation levels for the other NEOs, and other executives of the Corporation, are recommended to the Human Resources Committee by the Chief Executive Officer.  The CEO’s recommendations are reviewed, modified as appropriate, and ultimately approved by the Human Resources Committee.  Non-executive compensation is generally determined by managers of the Corporation.

Administration of stock option and restricted share unit (“RSU”) awards is the responsibility of the Human Resources Committee.

Our performance based compensation is based on a mixture of management objectives, as well as financial metrics, whose achievement is subject to the internal control framework of the Corporation such as our Sarbanes-Oxley compliance program.

The Human Resources Committee has given consideration to the certain risks inherent in the design of compensation programs in general, and the executive programs of the Corporation specifically.  The Committee acknowledges its oversight role in the design of compensation programs.  Incentive programs, in absence of certain controls, may encourage performance in a particular category that may impair performance in other categories. The following features of our NEO compensation program have been designed and implemented to reduce risk:

•                                       The Board can use its discretion in unusual circumstances to modify performance based compensation in the event that circumstances are such that the performance of the executive does not adequately reflect the pre-defined objectives of the program;

•                                       The objectives upon which the performance based compensation is based are directly tied to the Board approved strategy and business plan for the Corporation.  The objectives are a mix of shorter term objectives (such as the achievement of revenue targets) and longer term objectives (such as the achievement of new product launches and design wins);

•                                       There is frequent oversight of the program.  The non-financial objectives are reviewed and approved quarterly by the Human Resources Committee;

•                                       The compensation program is materially similar from one executive to another throughout the Corporation and its subsidiaries;

•                                       The compensation program contains maximum limits, beyond which, awards cannot be achieve;

The Board does not intend to modify the methodology used to establish the NEO compensation levels for the ensuing year other than normal course updates of financial and non-financial targets.

The Corporation does not impose any restrictions on purchasing derivative financial instruments of our common shares.

Compensation Objectives

Our executive compensation program is designed to compensate executives in a fashion that promotes outstanding performance.  The achievement of our corporate objectives is consistent with compensation practices in the marketplace in which we compete for talent, and does so in a way that does not promote undue risk-taking.

It is our belief that NEO compensation should be tied to the creation of long-term value and that incentives should reward performance without encouraging undue risk-taking.  A significant portion of our NEOs total direct compensation is “at risk” and tied closely to the success of meeting or exceeding the Corporation’s short and long-term objectives.  “At risk” means that the executive will not realize value unless specified goals, which are directly tied to the Corporation’s performance, are achieved.  In 2011, these performance goals, and resulting compensation awards, were largely focused on our key business drivers.

Our objectives regarding compensation are to:

•                                         Attract and retain experienced, qualified, capable executives by paying compensation packages that are competitive in the markets in which we compete for executive talent;

•                                         Motivate short and long-term executive performance with cash incentives tied to the achievement of quarterly and annual goals set in the board approved business plan.  In 2011, these goals included growing revenue, improving profitability and executing on key initiatives such as reducing product cost, developing and launching new products, and securing new design wins; and

•                                         Align our executives’ interest with those of our shareholders by providing our executives with equity-based compensation and requiring them to comply with minimum share ownership guidelines resulting in a sustained ownership position.

Research and Benchmarking

Compensation targets are based upon peer group and compensation survey data of comparable positions at comparable companies, a specific individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.  On an aggregate compensation basis, we view the 50th percentile of our peer group as a baseline when setting executive compensation.

The Human Resources Committee regularly performs a formal market review utilizing one or more independent compensation advisors.  In late 2010, the Committee engaged Longnecker & Associates (“Longnecker”) to assist in setting executive compensation targets for 2011.  Specifically Longnecker conducted an independent third party executive compensation review and provided analyses, conclusions and recommendations for the total remuneration and mix of compensation elements for our executives.  Longnecker’s objectives were to:

•                                          Review the Corporation’s total direct compensation elements (base salary, cash and equity based incentives) and their relative mix (percentage of total compensation that each element represented) for executive positions;

•                                          Assess the competitiveness of the Corporation’s executive compensation, based on revenue, assets, market capitalization as compared to a peer group of publically traded companies defined by the Human Resources Committee, and to published survey data from companies with projected revenue levels similar to the Corporation; and

•                                          Provide conclusions and recommendations for current and future compensation packages for the Corporation’s executives.

In consultation with Longnecker, the Human Resources Committee established the following list of peers (the “Peer Group”) to assist us in a competitive assessment of, and to serve as a benchmark for, our executive compensation:

Adtran Inc.	MRV Communications Inc.
Aviat networks	Netgear, Inc.
Comtech Telecommunications	Novatel Wireless Inc.
Digi International, Inc.	Openwave Systems Inc.
EMS Technologies Inc.	Powerwave Technologies Inc.
Intermec Inc.	Viasat Inc.

The Peer Group was established based on criteria that we believe make these companies comparable to Sierra Wireless.  Each member of the Peer Group has one or more similarities to the Corporation including:

•                                       Nature of ownership: we believe that there are differences in the management of publicly traded companies and private companies.  Further, since much of the compensation information sought for benchmarking is not easily attainable for private companies, we sought primarily publicly traded companies.

•                                       Business: we compete for executive talent in many marketplaces, but most often in the global wireless technology, software development and technology space, so we sought companies with operations in these businesses.

•                                       Size:  we believe that there is often a relationship between the size of a company, and the compensation of its executives, so we sought companies of similar size to Sierra Wireless.

Longnecker procured relevant compensation data for comparable positions from available disclosure by the Peer Group companies and market data from published survey sources.  Based on a combination of the Peer Group analysis and survey sources, Longnecker provided recommendations for the total remuneration and mix of compensation for the Corporation’s executives, including the NEOs.

For 2012, the Human Resources Committee determined that there had not been a material change in the nature of the business nor had the Peer Group composition changed materially.  Further, the Committee concluded that the executive composition mix remained appropriate and that a change in design was not appropriate.   In addition to the absence of material change in the marketplace, the Committee concluded that while the strategic objectives of the Corporation were advanced during 2011, the financial performance did not meet expectations.  Based on these assessments, the Committee agreed not to provide for any increase in 2012 base salary or other compensation for the NEOs.  Given this determination, the Committee agreed that it was not necessary to engage a consultant to re-perform the study for 2012.

For the fiscal years ended December 31, 2011 and 2010 the Corporation paid Longnecker fees as follows:

(in United States dollars)	2011	2010
Executive Compensation- Related fees	$34,600	$35,500
All Other fees	Nil	Nil

Elements of Executive Compensation

Our policy is to compensate our executives for performance using a mix of base salaries, cash incentives, equity-based long term incentives and other indirect compensation.  Each of the components are described in detail below.

Compensation Mix

Targets for each element of compensation are based on compensation data for comparable positions at comparable companies, the individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation. Actual compensation awards are determined by a mix of individual, team and corporate performance. For 2011, the actual mix of base salary, cash incentive and equity-based long term incentives for our NEOs is as follows:

	Annual Base Salary	Cash Incentive	Total Cash Compensation	Long Term Incentives	Total Direct Compensation
Jason Cohenour	29%	7%	36%	64%	100%
David McLennan	34%	5%	39%	61%	100%
A. Daniel Schieler	45%	8%	53%	47%	100%
Philippe Guillemette	49%	10%	59%	41%	100%
Didier Dutronc	48%	22%	70%	30%	100%

Annual Base Salary

Longnecker obtained compensation data for salaries of comparable executive positions from published survey data and the Peer Group to determine the 25th, 50th and 75th percentile as benchmarks.

In 2011 Messrs. Cohenour, McLennan, Dutronc and Guillemette received a modest increase in base salary of between 2.0% and 2.5%.  This resulted in salaries for this group being at or slightly below the 50th percentile, with the exception of Mr. Dutronc’s salary which was at the 75th percentile.

Mr. Schieler received a 7.4% increase in salary for 2011, reflecting his promotion to Senior Vice- President and General Manager of the Mobile Computing business unit.  With this salary increase, his base salary was between the 25th and 50th percentile.

Quarterly and Annual Cash Incentives

Quarterly and annual cash incentives are an integral component of compensation that directly link executive decision making, business execution and performance with the quarterly and annual goals of the Corporation as set out in the board approved business plan. For NEO’s, 75% of the total cash incentive is based on quarterly performance and 25% is based on annual performance.

Based on the executive compensation data provided by Longnecker, the Human Resources Committee established each executive’s target cash incentive for 2011.  The Human Resources Committee met at the end of each quarter to assess performance and to approve the executive cash incentives based on the achievement of assigned goals.

For Messrs. Cohenour, McLennan and Guillemette (the “Corporate NEOs”), the quarterly cash incentive is based on the achievement of two financial metrics and one corporate objectives attainment metric.  Each of these metrics is equally weighted.

•                                         The first financial metric is the achievement of revenue, in accordance with US GAAP, relative to the revenue derived from the Corporation’s consolidated financial plan (the “Plan”) approved by the Board prior to the beginning of the year.

•                                         The second financial metric is the achievement of non-GAAP earnings from operations (“EOP”) relative to the EOP derived from the Corporation’s Plan approved by the Board prior to the beginning of the year.  Non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in the “Non-GAAP Financial Measures” section of the Corporation’s Management’s Discussion and Analysis for its most recently completed financial year available on SEDAR at www.sedar.com and on our website at www.sierrawireless.com.

•                                         The corporate objectives attainment metric is the achievement of a group of specific targets such as product cost reduction targets, product development & launch milestones and new design wins.

For Messrs. Dutronc, head of the M2M Embedded Module business unit and Schieler, head of the Mobile Computing business unit (the “Business Unit NEOs”), the quarterly cash incentive is based on the achievement of two financial metrics related to their respective business unit and one corporate objectives attainment metric.

•                                         The first financial metric is the achievement of their respective business unit revenue, in accordance with US GAAP, in comparison to the business unit revenue derived from the Corporation’s annual financial plan (the “Plan”) approved by the Board prior to the beginning of the year.  For Mr. Dutronc this metric had a 50% weight and for Mr. Schieler this metric had a 30% weight;

•                                         The second financial metric is the achievement of their respective business unit non-GAAP Contribution Margin (“CM”) in comparison to the business unit CM derived from the Corporation’s annual Plan approved by the Board prior to the beginning of the year.  For Mr. Dutronc this metric had a 30% weight and for Mr. Schieler this metric had a 50% weight; and

•                                         The corporate objectives attainment metric is the achievement of a group of specific targets such as product cost reduction targets, product development and launch milestones and new design wins.  These targets are the same as those for the Corporate NEOs.  For both Messrs. Dutronc and Schieler this metric had a 20% weight.

At the end of each quarter, the actual quarterly cash incentive for Messrs. Cohenour, McLennan and Guillemette is calculated by multiplying the quarterly cash incentive percentage by the individual NEO’s target quarterly cash incentive.  The calculation of the quarterly cash incentive percentage is as follows:

The quarterly cash incentive percentage for 2011 ranged from 30% to 50% for Messrs. Cohenour, McLennan and Guillemette.

The calculation of the quarterly cash incentive percentage for Messrs. Dutronc and Schieler is as follows:

The quarterly cash incentive percentage for 2011 ranged from 30% to 106% for Mr. Dutronc and 15% to 54% for Mr. Schieler.

For Messrs. Cohenour, McLennan and Guillemette the annual cash incentive, representing 25% of the total target cash incentive for the year is based on two equally weighted components:  (i) annual revenue performance relative to Plan, and (ii) annual non-GAAP EOP performance relative to Plan.  The Corporate NEO annual cash incentive percentage is calculated as follows:

The annual cash incentive percentage for 2011 was 14% for Messrs. Cohenour, McLennan and Guillemette.

For Messrs. Dutronc and Schieler the annual cash incentive, representing 25% of the total target cash incentive for the year is based on 50% of the Corporate NEO Annual Cash Incentive percentage as calculated above and 50% on two equally weighted components specific to their respective business unit:  (i) annual revenue performance relative to Plan for their respective business unit, and (ii) annual non-GAAP EOP performance relative to Plan for their respective business unit. The Business Unit NEO annual cash incentive percentage is calculated as follows:

The annual cash incentive percentage for 2011 was 42% for Mr. Dutronc and 7% for Mr. Schieler.

Equity-Based or Long-Term Incentives (“LTIs”)

Equity-based long-term incentives (“LTIs”) are designed to reinforce the connection between executive remuneration and the Corporation’s performance by motivating, retaining and rewarding participants for improving our long-term financial strength, and enhancing shareholder value. Annual LTI awards are based on the level of the position and overall market competitiveness.

Longnecker used published survey and Peer Group proxy data as a benchmark to determine the 25th, 50th and 75th percentile estimated value of LTI awards for comparable executive positions.  Based on this data, the Human Resources Committee generally established the target value of LTI awards for 2011 at between the 50th and 75th percentile level of the benchmark.

Annual LTI awards are comprised of a mix of stock options and RSUs.  The mix of RSUs and stock options is determined by the Human Resources Committee, taking into consideration, among other things, the number of stock options available for granting, dilution and cash utilization.  Once the mix has been determined, the Corporation uses a trailing six month average share price and trailing six month average fair value (using the Black-Scholes option pricing model), to calculate the number of RSUs and stock options to issue to each executive based on their approved LTI dollar amount targets.  Once the number of RSUs and stock options are determined, the fair market value of the RSUs and the exercise price of the stock options are set at the market closing price on the day the options and RSUs are issued.

The 2011 and 2010 LTI awards were issued 60% in the form of RSUs and 40% in the form of stock options.  Executive LTI awards are granted every year in February, after we publicly disclose our results for the previous fiscal year and when we are not in a trading blackout period.  If we are in a trading blackout period, we will make the grants after the trading blackout period has ended.

At the request of the Human Resources Committee, Longnecker conducted a beneficial ownership analysis in 2010.  The analysis included unvested/unexercised equity awards, and total potential future ownership for comparable executive positions.  As a result of this analysis, the Corporation believes that the current LTI plans should enable its executives to meet or exceed the peer group 50th percentile benchmark for beneficial ownership over time.

The following describes our equity based long-term incentive plans, being our Stock Option Plan and market-based and treasury-based Restricted Share Unit Plans.  Granting of equity under these Plans is governed by the Corporation’s Procedures for Granting Equity Awards and is administered by the Human Resources Committee.  Grants are made on a scheduled basis as per the procedures.

Stock Option Plan

The material terms of the Stock Option Plan are as follows:

•                                         the number of outstanding options under the Stock Option Plan, as of April 16, 2012, is 2,893,952, representing 9.4% of the issued and outstanding Common Shares as of such date;

•                                         employees and independent contractors of the Corporation not working less than 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Stock Option Plan;

•                                         the Stock Option Plan reserves for issuance, the lesser of (a) a rolling maximum of 10% of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Shares;

•                                         the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation):  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to any one insider of the Corporation and such insider’s associates (together with those shares which may be issued pursuant to any other share compensation arrangements of the Corporation), within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the total issued and outstanding Common Shares and the equity award value of any grant of options to outside directors shall not exceed $100,000 per year per outside director;

•                                         the exercise price for options under the Stock Option Plan is to be determined by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, but shall not be less than the closing market price of the Common Shares on the Toronto Stock Exchange (“TSX”) (in respect of Canadian participants) and the Nasdaq Global Market (“NASDAQ”) (in respect of all other participants) on the effective date of the grant of the options;

•                                         the options will become vested and exercisable as to 12/48ths of its Common Shares on the first anniversary of the start vesting date determined by the Committee, and vested and exercisable with respect to an additional 1/48th of the Common Shares at the end of each successive month thereafter;

•                                         options may be exercised until the expiration date specified in the stock option certificate, which shall be set by the Committee.  Effective March 1, 1999, the expiration date cannot be more than 5 years from the date of grant.  Prior to March 1, 1999, the expiration date could not be more than 10 years from the date of grant.  If, at the expiration date, the trading of Common Shares is restricted under the insider trading policy or any other policy of the Corporation, then the expiration date shall be deemed to be the 10th business day following the expiry of such restriction;

•                                         if a participant’s employment is terminated the participant may exercise his or her options no later than:  (i) three months after the date of termination in the case of a termination of employment for any reason other than death or disability; and (ii) no later than 12 months after the date of termination in respect of a termination of employment due to death or disability, in each case to the extent that the participant’s options would have been vested and exercisable on the date of termination;

•                                         options granted under the Stock Option Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•                                         the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend, or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Stock Option Plan, and changes regarding the vesting of options; provided, however that:

(a)                             such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)                             no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)                              the Board shall obtain shareholder approval of the following:

(i)                                 any amendment to the maximum number of Common Shares specified in section 2.1 of the Stock Option Plan in respect of which options may be granted under the Plan (other than pursuant to section 2.2 of the Stock Option Plan);

(ii)                              any amendment that would reduce the exercise price of an outstanding option (as defined in applicable securities laws), other than pursuant to section 2.2 of the Stock Option Plan;

(iii)                           any amendment that would extend the term of any option granted under the Stock Option Plan beyond the expiration date;

(iv)                          any cancellation and re-issue of options;

(v)                             any amendments to eligible participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation;

(vi)                          any amendment which would permit options granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)                       any amendment to section 6.1(c) of the Stock Option Plan.

•                                         there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In addition to the foregoing:

•                                         Employees who are French tax residents may not sell shares acquired on exercise of options before the fourth anniversary of the date of grant.

•                                         Stock options have zero value to the recipient unless share price increases compared to the share price on the date of issue.

•                                         The number of stock options granted is based on the target dollar value of the award divided by the average Black-Scholes valuation, calculated on the last trading day of each of the six months preceding the date of approval of the grant, based on the closing market price of the Corporation’s common shares on each such date.

•                                         The exercise price is the closing market price of the Corporation’s common shares on the TSX (in respect of Canadian participants) or NASDAQ stock exchange (in respect of all other participants) on the effective grant date, which is the second business day following the press release announcing the Corporation’s annual or quarterly financial results, unless on such date a black-out period is in effect, in which case the effective date shall be delayed and shall become the second business day following the cessation of such black-out period.  There are additional requirements arising in connection with those employees who are French tax residents.

Restricted Share Unit Plans

We maintain two general RSU plans: a market-based RSU plan, obligations from which are ultimately settled by shares acquired by the Corporation in the market, and a treasury-based RSU plan (the “Treasury RSU”), obligations from which are ultimately settled by the issuance of shares from treasury.

The material terms of the Treasury RSU are as follows:

•                                         employees and independent contractors of the Corporation not working less than 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Treasury RSU;

•                                         the Treasury RSU reserves a maximum of 1,000,000 Common Shares for issuance in connection with vested share units, representing 3.2% of the issued and outstanding Common Shares as of April 16, 2012;

•                                         the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation):  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to any one insider of the Corporation and such insider’s associates (together with any shares issued pursuant to any other security based compensation arrangements of the Corporation), within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•                                         the number of Common Shares issued to outside directors of the Corporation (together with any shares issued pursuant to any other security based compensation arrangements of the Corporation), shall not exceed 1% of the issued and outstanding Common Shares and the award value of all awards of share units (together with the award value of all other rights granted under any other security based compensation arrangements of the Corporation) to outside directors shall not exceed $100,000 per year per outside director;

•                                         on the effective date of each restricted share unit approved for issuance, the restricted share unit will be issued for the fair market value thereof, being the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and NASDAQ (in respect of all other participants) on such date;

•                                         restricted share units will vest (then called vested share units) 1/3 on each anniversary of the effective date of grant up to and including the third anniversary date;

•                                         vested share units will be settled by the Corporation by issuing Common Shares from treasury or paying cash.  Each vested share unit is entitled to one Common Share or cash in lieu;

•                                         if a participant’s employment is terminated for or without cause, and subject to the discretion of the Committee and the terms of certain employment agreements, all unvested share units will be cancelled.  If a participant’s employment is terminated by reason of death or disability, then the vesting of all outstanding unvested share units shall be accelerated and such units shall become vested share units;

•                                         restricted share units granted under the Treasury RSU are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•                                         the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Treasury RSU, any provisions thereof or any restricted share unit granted under the Treasury RSU, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:

(a)                             for the purposes of making formal minor or technical modifications to any of the provisions of the Treasury RSU,

(b)                             to correct any ambiguity, defective provision, error or omission in the provisions of the Treasury RSU,

(c)                              to change the vesting provisions of restricted share units including, without limitation, any acceleration of vesting provisions; or

(d)                             to change the termination provisions of restricted share units or the Treasury RSU which does not entail an extension beyond the original expiry date of the restricted share units;

provided, however that:

(e)                              such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(f)                               no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a participant with respect to any then outstanding restricted share unit, as determined by the Board acting in good faith, without his or her consent in writing;

(g)                              the Board shall obtain shareholder approval of the following amendments (all section references are to sections in the Treasury RSU):

(i)                                 to increase the maximum number of Common Shares issuable on the exercise of awards under section 6.1 (other than pursuant to section 10 or section 11);

(ii)                              to increase the number of Common Shares issuable to insiders above the restrictions in section 6.2;

(iii)                           to extend the expiry date of any outstanding awards;

(iv)                          to extend the maximum permitted expiry date under the Treasury RSU beyond five years;

(v)                             to cancel and re-issue any awards;

(vi)                          to permit share units granted under the Treasury RSU to be transferable or assignable other than for normal estate settlement purposes;

(vii)                       to change the definition of participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation; and

(viii)                    any amendment to Section 12.1(g).

•                                         there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In the case of the market-based RSU plan, an independent trustee purchases the Corporation’s common shares on the TSX or NASDAQ, using the Corporation’s cash, and holds such shares in trust until the fixed vesting dates.  Eligible participants include employees and, subject to applicable law, outside directors and non-employee corporate officers.  RSUs vest 1/3 on each anniversary of the effective date of the grant, up to and including the third anniversary date.  Vesting of RSUs for employees who are French tax residents commences on the second anniversary of the effective date of the grant.

With respect to both the Treasury RSU and the market-based RSU plan:

•                  On each fixed vesting date, RSUs are settled with the Corporation’s common shares held either by the trustee or issued from treasury, on the basis of one common share for each restricted stock unit.

•                  The number of RSUs approved for issuance is based on the target dollar value of the award divided by the average closing price of the Corporation’s common shares on the last trading day of each of the six months preceding the date of approval.

•                  On the effective date of each RSU approved for issuance (being the second business day following the Corporation’s quarterly or annual earnings release), the restricted share unit is issued for the fair market value thereof, being a price not less than the closing market price of the Corporation’s common shares on the TSX or NASDAQ on such date.

Retirement Benefits

U.S. 401(k)

The 401(k) program is designed to offer eligible U.S. employees a tax-assisted method of saving for retirement.   The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.

Canada Registered Retirement Savings Plan

The Canadian Registered Retirement Saving Plan is designed to offer eligible Canadian employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.

France

Sierra Wireless SA contributes to a defined benefit pension plan for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. This plan is based on a mandatory and tax assisted contribution of 4% of earnings, which is shared 60% by the Corporation and 40% by the employee.

Minimum Share Ownership Guidelines

In 2007, minimum share ownership guidelines were established for executives.  Each of these individuals is expected to own a minimum number of the Common Shares that is equal to the lesser of:

•                  An amount equal to two (2) times annual base salary in the case of the President and Chief Executive Officer, and an amount equal to one (1) times annual base salary in the case of each other executive, divided by the fair market value of the Common Shares; or

•                  48,000 Common Shares for the President and Chief Executive Officer and 12,000 Common Shares for each other executive.

Existing executives are expected to achieve the share ownership levels within five (5) years from the effective date of May 2, 2007.  Going forward, new executives will have five (5) years from the date of their first appointment to comply with the guidelines.

Failure to meet or maintain these ownership requirements may result in a reduction in future LTI awards and/or other compensation.  There may be instances in which these stock ownership guidelines would place a hardship on the executive.  If such an instance occurs, the Board may consider and approve an alternative stock ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  The Corporation expects such instances to be rare.

These guidelines are administered by the Governance and Nominating Committee of the Board.  This committee has the discretion to submit for approval by the Board, and the Board may at any time approve amendments or modifications to these guidelines.

In 2007, minimum share ownership guidelines were established for the members of the Board.  Each director is expected to own a minimum number of Common Shares that is no less than an amount equal to three (3) times the annual board retainer.  Equity ownership consists of a combination of Common Shares and RSUs, using the higher of cost or market.  The annual board retainer does not include meeting fees, committee fees, RSU or stock option awards.

Existing Board members are expected to achieve the share ownership levels within three (3) years from September 6, 2007, the Effective Date of the guideline.  Going forward, new Board members will have three (3) years from their first appointment to comply with the guidelines.

As of December 31, 2011, all of the Board members, except for Ms. Abrams, are in compliance with the guidelines.  Ms. Abrams joined the Board in February 2010 and will be required to comply with minimum share ownership guidelines as defined by the Board.

SHARE PERFORMANCE GRAPH

The following graph compares the Corporation’s cumulative shareholder return on a Cdn$100 investment in its Common Shares (made December 31, 2006) to the cumulative return of a comparable investment on the S&P/TSX Composite Index.

	Dec 2006 $	Dec 2007 $	Dec 2008 $	Dec 2009 $	Dec 2010 $	Dec 2011 $
Sierra Wireless, Inc.	100.00	90.00	43.11	68.17	90.61	43.60
S&P/TSX Composite Index	100.00	107.16	69.63	91.00	104.14	92.61

*Assumes re-investment of dividends.

As at December 31, 2011, the share price of the Corporation was approximately 48% of its price one year earlier.  This compares to the value of our comparative index, the S&P/TSX Composite Index which at December 31, 2011, was approximately 89% of its value one year earlier.  The Annual Incentive Plan component of the compensation of our NEOs, which by design, reflects current short-term performance, is also lower.  Compared to 2010, the average Annual Incentive Plan compensation of our NEOs is approximately 41% of levels awarded in 2010.

EXECUTIVE COMPENSATION

The following table provides a summary of the compensation earned during each of the last three financial years by each of the Corporation’s NEOs.

SUMMARY COMPENSATION TABLE (1)

					Non-equity Incentive Plan Compensation ($)
			Share-	Option-				All Other	Total
Name and Principal Position	Year	Salary ($)	based Awards(2) ($)	based Awards(3) ($)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	Compen- sation(4) ($)	Compen- sation ($)
Jason W. Cohenour Chief Executive Officer	2011	575,878	783,362	466,553	128,514	—	Nil	Nil	1,953,307
	2010	560,285	418,968	321,016	305,566	—	Nil	Nil	1,605,835
	2009	528,635	683,079	119,770	316,688	—	Nil	Nil	1,648,172

David G. McLennan Chief Financial Officer	2011	315,790	349,186	227,531	49,966	—	Nil	Nil	942,473
	2010	302,524	128,731	96,107	116,233	—	Nil	Nil	643,595
	2009	266,433	372,942	65,389	112,136	—	Nil	Nil	816,900

Philippe Guillemette(5) Chief Technology Officer	2011	291,295	147,616	92,530	61,686	—	Nil	79,557	672,684
	2010	272,890	161,353	22,366	173,944	—	Nil	78,453	699,311
	2009	229,186	Nil	Nil	206,683	—	Nil	79,115	511,157

August Daniel Schieler Senior Vice-Presidentand General Manager, Mobile Computing Business Unit	2011	265,000	162,377	108,507	47,383	—	Nil	118,566	701,833
	2010	317,594	61,406	47,048	189,595	—	Nil	176,853	792,496
	2009	270,985	223,971	39,266	170,325	—	Nil	263,735	968,282

Didier Dutronc(6) Senior Vice-President and General Manager, M2M Embedded Solutions Business Unit; Regional Manager, Europe	2011	315,122	118,095	78,917	149,834	—	Nil	Nil	661,968
	2010	277,514	192,056	44,727	260,257	—	Nil	Nil	774,554
	2009	240,362	Nil	Nil	78,286	—	Nil	210,680	529,328

Notes:

(1)          All dollar amounts in the Summary Compensation Table and footnotes are reflected in U.S. dollars.  The average rates of exchange used to convert Canadian dollar amounts to U.S. dollar amounts for the respective fiscal years were: 2011 — 0.990; 2010 — 1.030; 2009 — 1.141.  The average rate of exchange used to convert Euros to U.S. dollar amounts for the fiscal year 2011 was 1.3923; 2010 — 1.3261; 2009 — 1.407.

(2)          Share-based awards represent the fair value of RSUs granted in the year under the Restricted Stock Plans. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs granted.

(3)          Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan.  The fair value of stock options granted is calculated using the Black-Scholes valuation model.  Under this method, the weighted average fair value of stock options granted to the NEOs in 2011 was $5.11; 2010 — $4.21; 2009 — $1.89 using the following assumptions:

	2011	2010	2009
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	60%	60%	57%
Risk-free interest rate	2.07%	1.90%	1.84%
Expected life of options	4 years	4 years	4 years

There is no dividend yield because the Corporation does not pay, and does not plan to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.

(4)          All other compensation includes automobile allowances, housing allowances, living allowances, travel allowances, vacation payouts, contributions to retirement savings plans, tax preparation services and “gross ups” related to payment of taxes. Mr. Guillemette’s other compensation includes a housing allowance of $68,685 (2010 - $66,777).  Mr. Schieler’s other compensation includes $Nil (2010 - $53,531) for amounts reimbursed for payment of taxes related to his foreign assignment.

(5)          Mr. Guillemette joined the Corporation on February 27, 2009 as a result of the acquisition of Wavecom and was appointed Senior Vice President, Advanced Technology.  Mr. Guillemette’s salary and all other compensation for 2009 include the amounts earned from March 1, 2009 to December 31, 2009.  The average foreign exchange rate used to convert Euros to U.S. dollars for this period was 1.407.  Mr. Guillemette is currently the Chief Technology Officer of the Corporation.

(6)          Mr. Dutronc joined the Corporation on February 27, 2009 as a result of the acquisition of Wavecom and was appointed Senior Vice President, Global Marketing and Regional General Manager of Europe.  Mr. Dutronc’s salary and all other compensation for 2009 include the amounts earned from March 1, 2009 to December 31, 2009.  The average foreign exchange rate used to convert Euros to U.S. dollars for this period was 1.407.  Mr. Dutronc is currently the Senior Vice President and General Manager, M2M Embedded Solutions Business Unit and Regional Manager of Europe.

Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets forth information concerning unexercised options and RSUs that have not vested for each NEO as of December 31, 2011.  For a discussion of the key terms of the Employee Stock Option Plan and Restricted Stock Plans, refer to the “Compensation Discussion and Analysis” section of this Information Circular.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)	Option Expiration Date(3)	Value of Unexercised In-the-Money Options(4) ($)	Number of Common Shares or Units That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(6) (US$)	Market or Payout Value of Share- based Awards Not Paid out or Distributed
Jason W. Cohenour	60,000	US$17.81	May 2, 2012	$92,191	159,508	$1,119,746	Nil
	92,023	US$15.75	February 5, 2013
	30,326	US$ 3.98	February 13, 2014
	76,863	US$ 8.71	February 16, 2015
	98,148	US$11.14	February 14, 2016

David G. McLennan	30,000	Cdn$19.70	May 2, 2012	31,272	70,255	492,474	Nil
	43,427	Cdn$15.90	February 5, 2013
	14,499	Cdn$ 4.95	February 13, 2014
	23,484	Cdn$ 9.11	February 16, 2015
	44,444	Cdn$10.98	February 14, 2016

Philippe Guillemette	5,633	US$8.29	February 26, 2015	Nil	31,776	93,022	Nil
	18,519	US$ 10.48	February 24, 2016

A. Daniel Schieler	25,000	US$17.81	May 2, 2012	38,471	38,034	266,999	Nil
	28,736	US$15.75	February 5, 2013
	12,655	US$ 3.98	February 13, 2014
	11,265	US$ 8.71	February 16, 2015
	20,370	US$11.14	February 14, 2016

Didier Dutronc	11,265	US$ 8.29	February 26, 2015	Nil	32,651	74,419	Nil
	14,815	US$11.14	February 14, 2016

Notes:

(1)        Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter.  None of the unexercised options outstanding have different vesting terms.

(2)        The option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for U.S. and French employees, and the value of the Common Shares on the TSX is used for Canadian employees.

(3)        Options have a term of five (5) years.

(4)        At December 31, 2011 the closing stock price of the Common Shares on the NASDAQ was US$7.02 and on the TSX was Cdn$7.15.

(5)        Generally, RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  However, RSU grants to employees who are resident in France vest on the second anniversary from the date of grant, and any shares issues are subject to an additional two year tax hold period.  Unvested RSUs are comprised of grants dated February 13, 2009, February 16, 2010 and February 14, 2011.  On February 14, 2011, Messrs. Cohenour, McLennan, Guillemette, Schieler and Dutronc were issued 70,230, 31,802, 13,251, 14,576 and 10,601 RSUs, respectively.

(6)        The market value of RSUs at December 31, 2011 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$7.02 for Messrs. Cohenour, Guillemette, Schieler and Dutronc; and the closing stock price of the Common Shares on the TSX of Cdn$7.15 for Mr. McLennan translated at the spot foreign exchange rate of Cdn$1.00 = US$1.02.

Value Vested or Earned During Fiscal 2011

The following table sets forth, for each NEO, the value of stock options and RSUs that vested during 2011, as well as the value of non-equity incentive compensation earned during 2011.

Name	Option-based Awards — Value Vested During 2011(1) (US$)	Share-based Awards — Value Vested During 2011(2) (US$)	Non-Equity Incentive Plan Compensation — Total Value Earned During 2011 (US$)
Jason W. Cohenour	167,142	1,036,017	128,514
David G. McLennan	56,562	475,118	49,966
Philippe Guillemette	4,856	Nil	61,686
A. Daniel Schieler	41,837	303,125	47,383
Didier Dutronc	9,708	Nil	149,834

Notes:

(1)        This value was determined by calculating the difference between the market price of the underlying securities on the vesting date and the exercise price of the options on the vesting date, multiplied by the number of vested options.  The closing stock price of the Common Shares on the NASDAQ and on the TSX was used for U.S. and Canadian employees, respectively.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.

(2)        This value was calculated using the closing stock price of the Common Shares on the NASDAQ and on the TSX, for U.S. and Canadian employees respectively, on each vesting date multiplied by the number of shares acquired.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  The closing market prices and spot foreign exchange rates to translate Canadian dollars into U.S. dollars were as follows:

Date	NASDAQ		TSX		Spot Rate
February 5, 2011	US$	14.13	Cdn$	14.30	0.99
February 13, 2011	10.98		11.14		0.99
February 16, 2011	11.27		11.42		0.99

Termination and Change of Control Benefits

The Corporation has entered into executive employment agreements with each of Messrs. Cohenour, McLennan and Schieler under which each executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each executive employment agreements, the executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum notice periods in the event of the executive’s resignation and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the management incentive program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time.

In the event of the termination of Messrs. Cohenour, McLennan or Schieler’s employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 18 months, in the case of Mr. Cohenour, and 12 months, in the case of Messrs. McLennan and Schieler, plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months.  In lieu of working notice the Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay.

In addition, the executive employment agreements for Messrs. Cohenour, McLennan and Schieler provide a “double trigger” approach upon a change of control for severance and accelerated vesting of equity-based awards.  If Messrs. Cohenour, McLennan or Schieler’s employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Corporation will provide such executive an amount equal to 24 months compensation, in the case of Mr. Cohenour, and 18 months compensation in the case of Messrs. McLennan and Schieler, and all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.

Messrs. Guillemette and Dutronc have employment agreements in France which do not have specific language beyond the legal requirements. The legal severance payments (collective bargaining) are: 1/3 of monthly average salary (based on the past 12 months actually paid compensation) per year of seniority inside the company, three months paid notice and payment of unused vacations days. The maximum severance payment is 12 months.  There is an additional contractual six month payment for signing the approved non-competition agreement.

DIRECTOR COMPENSATION

As at December 31, 2011, remuneration for directors of the Corporation who were not officers of the Corporation is as follows:

Annual Retainer	US$	25,000

Additional Compensation:
Chairman’s Retainer	US$	25,000
Committee Member	US$	6,000
Committee Chair	US$	6,000

Board or committee meeting — in person	US$	1,500
Board or committee — conference call	US$	500

Directors are limited to one meeting participation fee payable per calendar day. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.

All non-management directors are eligible to participate in the Stock Option Plan and the Restricted Stock Plans. All of the non-management directors, with the exception of David B. Sutcliffe, who served as the Corporation’s CEO from May 1995 to October 2005, were independent directors of the Corporation at the time the options were granted. Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might otherwise be entitled only by virtue of being directors of the Corporation.

The following table sets forth the total compensation and benefits for our non-employee directors for fiscal 2011.

Name	Fees Earned or Paid in Cash(1) (US$)	Share-based Awards(2) (3) (US$)	Option-based Awards(2) (4) (US$)	Total (US$)
Gregory D. Aasen	58,123	46,555	30,338	135,016
Robin A. Abrams(5)	150,000	Nil	Nil	150,000
Paul G. Cataford	56,000	46,555	30,338	132,893
Charles E. Levine (Chairman)	96,000	47,234	31,567	174,801
S. Jane Rowe	47,500	46,555	30,338	124,393
David B. Sutcliffe	43,500	46,555	30,338	120,393
Kent Thexton	52,500	46,555	30,338	129,393

Notes:

(1)        Non-employee director fees are based in U.S. dollars.

(2)        Mr. Levine’s share-based and option-based awards are denominated in U.S. dollars.  All other non-employee director’s awards are denominated in Canadian dollars and translated into U.S. dollars at the exchange rate of 1.00 on the date of grant.

(3)        Mr. Aasen, Mr. Cataford, Mr. Levine, Ms. Rowe, Mr. Sutcliffe and Mr. Thexton each received 4,240 RSUs on February 14, 2011.  On the date of issuance, the closing price of the Common Shares on the NASDAQ was US$11.14 and Cdn$10.98 on the TSX.

(4)        Mr. Aasen, Mr. Cataford, Mr. Levine, Ms. Rowe, Mr. Sutcliffe and Mr. Thexton each received 5,926 option-based awards on February 14, 2011.  The fair value at grant date was calculated using the Black-Scholes option pricing model as discussed in note 3 of the “Summary Compensation Table” in this Information Circular.  The fair value on February 14, 2011 was US$5.33 or Cdn$5.12.

(5)        In 2011, the Corporation continued the transitional arrangement made with Ms. Abrams in connection with her appointment to the Board.  It is our intention to make share-based and option-based awards to her during 2012 and she will be required to comply with the minimum share ownership guidelines.

The following table sets forth the outstanding option-based awards and share-based awards for our non-employee directors as at December 31, 2010.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities Underlying Unexercised Options(2) (#)	Option Exercise Price(3) ($)	Option Expiration Date(4)	Value of Unexercised In-the- Money Options(5) ($)	Number of Units of Common Shares That Have Not Vested(6) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(7) (US$)	Market or Payout Value of Vested Share-based Awards Not Paid out or Distributed (US$)
Gregory D. Aasen	5,000	Cdn$19.70	May 2, 2012	7,131	9,991	70,035	Nil
	5,747	Cdn$15.90	February 5, 2013
	3,306	Cdn$ 4.95	February 13, 2014
	6,932	Cdn$ 9.11	February 16, 2015
	5,926	Cdn$10.98	February 14, 2016
Paul G. Cataford	5,000	Cdn$19.70	May 2, 2012	7,131	9,991	70,035	Nil
	5,747	Cdn$15.90	February 5, 2013
	3,306	Cdn$ 4.95	February 13, 2014
	6,932	Cdn$ 9.11	February 16, 2015
	5,926	Cdn$10.98	February 14, 2016
Charles E. Levine	5,000	US$17.81	May 2, 2012	10,050	9,991	70,137	Nil
	5,747	US$15.75	February 5, 2013
	3,306	US$ 3.98	February 13, 2014
	6,932	US$ 8.71	February 16, 2015
	5,926	US$11.14	February 14, 2016
S. Jane Rowe	5,000	Cdn$19.70	May 2, 2012	7,131	9,991	70,035	Nil
	5,747	Cdn$15.90	February 5, 2013
	3,306	Cdn$ 4.95	February 13, 2014
	6,932	Cdn$ 9.11	February 16, 2015
	5,926	Cdn$10.98	February 14, 2016
David B. Sutcliffe	5,000	Cdn$19.70	May 2, 2012	7,131	9,991	70,035	Nil
	5,747	Cdn$15.90	February 5, 2013
	3,306	Cdn$ 4.95	February 13, 2014
	6,932	Cdn$ 9.11	February 16, 2015
	5,926	Cdn$10.98	February 14, 2016
Kent Thexton	5,000	Cdn$19.70	May 2, 2012	7,131	9,991	70,035	Nil
	5,747	Cdn$15.90	February 5, 2013
	3,306	Cdn$ 4.95	February 13, 2014
	6,932	Cdn$ 9.11	February 16, 2015
	5,926	Cdn$10.98	February 14, 2016

Notes:

(1)        Ms. Abrams does not have any outstanding option-based or share-based awards as at December 31, 2011 as Ms. Abrams was not granted any option-based or share-based awards during 2011.

(2)        Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter.  None of the unexercised options outstanding have different vesting terms.

(3)        Option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for Mr. Levine, and the value of the Common Shares on the TSX is used for the other non-employee Canadian directors.

(4)        Options have a term of five (5) years.

(5)        At December 31, 2011 the closing stock price of the Common Shares on the NASDAQ was US$7.02; and on the TSX was Cdn$7.15.

(6)        RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  Each non-employee director was granted 8,575 RSUs on February 13, 2009, 4,338 RSUs on February 16, 2010, and 4,240 RSUs on February 14, 2011.

(7)        The market value of RSUs that have not vested at December 31, 2010 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$7.02 for Mr. Levine; and the closing stock price of the Common Shares on the TSX of Cdn$7.15 for the other non-employee Canadian directors translated at the spot foreign exchange rate of 1.00.

The following table sets forth the amounts that each non-employee director would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2011.

Name	Option-based Awards — Value Vested During 2011(1) (US$)	Share-based Awards — Number of Common Shares Acquired on Vesting During 2011(2) (#)	Share-based Awards — Value Vested During 2011(3) (US$)
Gregory D. Aasen	$9,000	5,246	$61,604
Robin A. Abrams	Nil	Nil	Nil
Paul G. Cataford	9,000	5,246	61,604
Charles E. Levine	11,225	5,246	61,822
S. Jane Rowe	9,000	5,246	61,604
David B. Sutcliffe	9,000	5,246	61,604
Kent Thexton	9,000	5,246	61,604

Notes:

(1)        The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or on the TSX, for U.S. and Canadian directors, respectively, on each vesting date multiplied by the number of vested options.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  All option-based awards vested when the market price was less than the exercise price, and therefore, a market value of zero was assigned to those options on the vesting date.

(2)        RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  On February 13, 2009, all non-employee directors received 8,575 RSUs of which 2,858 vested on February 13, 2010.  On February 16, 2010, all non-employee directors received 4,338 RSUs, of which 1,446 vested on February 16, 2011.  On February 14, 2011, all non-employee directors received 4,240 RSUs, none of which had vested during 2011.

(3)        The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of the units acquired for the U.S. and Canadian based non-employee directors respectively. The closing market prices and spot foreign exchange rates to translate Canadian dollars into U.S. dollars were as follows:

Date	NASDAQ		TSX		Spot FX Rate
February 5, 2011	US$	14.13	Cdn$	14.30	0.99
February 13, 2011	10.98		11.14		0.99
February 16, 2011	11.27		11.42		0.99

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2011, the securities authorized for issuance under the Stock Option Plan and Treasury RSU.(1)

Plan Category		(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation	Stock Option Plan	2,297,875	Cdn$12.11	832,794
plans approved by			US$11.86
securityholders (1)	Treasury RSU Plan	28,378	Nil	971,622
Equity compensation plans not approved by securityholders		Nil	Nil	Nil
Total		2,326,253	Cdn$12.11	1,804,416
			US$11.86

(1)                    As of April 16, 2012, the Corporation had 2,893,952 options issued and outstanding under the Stock Option Plan and 258,104 RSUs outstanding under the Treasury RSU Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, there is no material indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance.  In the year ended December 31, 2011, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately US$602,000.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2011, together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.  These financial statements form part of the accompanying annual report.

The Corporation will provide, upon request to the Corporate Secretary by a shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the Corporation’s auditor.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by the proxy as the Board may recommend or as the proxy holders, acting in their sole discretion, may determine.

DIRECTORS’ APPROVAL OF THIS CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of the Corporation.

Dated at Richmond, British Columbia this 16th day of April, 2012.

On Behalf of the Board

“David G. McLennan”

David G. McLennan
Chief Financial Officer and Secretary

APPENDIX A

SUMMARY OF AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

The following is a summary of the features of the Proposed Plan.  The summary is qualified in its entirety by the full text of the Proposed Plan, the proposed final form of which is available on request from the Secretary of the Corporation at the address noted on the first page of this Information Circular.

Terms of the Rights Plan

All capitalized terms used in this summary without definition have the meanings attributed to them in the Proposed Plan unless otherwise indicated.  Except where specifically mentioned in the following summary, there are no substantive differences between the Proposed Plan and the Existing Plan.

(a)                  Issuance of Rights.  One Right was issued by the Corporation in respect of each Common Share outstanding at the close of business on April 27, 2000, the date of implementation of the Original Plan (as reconfirmed under the Existing Plan), and one Right was issued in respect of each Common Share of the Corporation issued thereafter, prior to the earlier of the Separation Time and the Expiration Time.  Under the Proposed Plan, the Rights are simply reconfirmed and the Corporation reconfirms its authorization to continue the issuance of one new Right for each Common Share issued.  Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at an exercise price equal to three times the Market Price per Common Share prior to the Separation Time or, from and after the Separation Time, at an exercise price equal to three times the Market Price per Common Share as at the Separation Time, in each case subject to adjustment and certain anti-dilution provisions (the “Exercise Price”).

The Rights are not exercisable until the Separation Time.  If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares of the Corporation having an aggregate market price equal to twice the Exercise Price.

The Corporation is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities.  If the Proposed Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(b)                  Trading of Rights.  Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares of the Corporation and will be transferable only together with the associated Common Shares.  From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time.  Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Common Shares.  The Rights will trade separately from the Common Shares after the Separation Time.

(c)                   Separation Time.  The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the “Stock Acquisition Date”, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, and the Proposed Plan requires such bid to continue to satisfy the requirements of a Permitted Bid or Competing Permitted Bid).  In either case, the Separation Time can be such later date as may from time to time be determined by the Board.  If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d)                  Acquiring Person.  In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Corporation’s outstanding Voting Shares.  Excluded from the definition of “Acquiring Person” are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of an acquisition or redemption by the Corporation of Voting Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition.  The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Proposed Plan.  However, in general:

(i)                                    a “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)           an “Exempt Acquisition” means an acquisition of Voting Shares (1) in respect of which the Board has waived the application of the Proposed Plan, (2) which was made prior to the original date of the Original Plan (being April 27, 2000), (3) which was made pursuant to a distribution reinvestment plan of the Corporation, (4) which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Voting Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Voting Shares or Convertible Securities (provided that the Person does not thereby acquire a greater percentage of the Voting Shares or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), (5) which was made pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Voting Shares or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), (6) which was made pursuant to a distribution by the Corporation of Voting Shares or Convertible Securities by way of a private placement by the Corporation, a securities exchange take-over bid circular or upon the exercise by an individual employee of Voting Shares options or rights granted under a Voting Share option or rights incentive plan of the Corporation or rights to purchase securities granted under a Voting Share purchase plan of the Corporation, or (7) pursuant to an amalgamation, merger, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) requiring shareholder approval;

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(iii)         a “Convertible Security Acquisition” means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)                           a “Pro Rata Acquisition” means an acquisition of Voting Shares or Convertible Securities as a result of a stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Voting Shares.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Company, Plan Trustee, Statutory Body, Crown agent or agency or, as a new provision added to the Proposed Plan, a Mutual Fund or its Manager, all as defined below (provided that any of the foregoing persons is not making or proposing to make a Take-over Bid).

To the best of the knowledge of the directors and senior officers of the Corporation, as of the date hereof, no person is the Beneficial Owner of 20% or more of the outstanding Voting Shares.

(e)                   Grandfathered Persons.  Shareholders of the Corporation who are the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation at the Record Time are Grandfathered Persons.  Grandfathered Persons are also excluded from the definition of “Acquiring Person”.  However, if a Grandfathered Person ceases to own 20% or more of the outstanding Common Shares, or becomes the Beneficial Owner of an additional 1% of the outstanding Common Shares of the Corporation other than through the share acquisitions or redemptions of shares by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then this exception shall cease to be applicable.

(f)                    Beneficial Ownership.  In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Proposed Plan.  Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence).  Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or (2) pursuant to a pledge of securities).

A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”).  A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Common Shares.

Institutional Shareholder Exemptions from Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security.  There are exemptions from the deemed “Beneficial Ownership” provisions for institutional Shareholders acting in the ordinary course of business.

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These exemptions apply to (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”); (ii) a licensed trust company (“Trust Company”) acting as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Plan”) registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies, (v) a Crown agent or agency; or a Person (a “Manager”) who is the manager or trustee of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America, or such Person is a Mutual Fund (subsection (vi) being a new addition to the Proposed Plan).  The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency or Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

A Person will not be deemed to “Beneficially Own” a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

Exemption for Permitted Lock-up Agreement

A Person will not be deemed to “Beneficially Own” any security where the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or such Person’s Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person’s Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is take up or paid for.

A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Voting Shares (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares to the Lock-up Bid and which further provides that such agreement permits the Locked-up Person to withdraw its Voting Shares in order to deposit or tender the Voting Shares to another Take-over Bid or support another transaction:  (i) at a price or value that exceeds the price under the Lock-Up Bid; or (ii) that contains an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid.

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A permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-Over Bid or transaction.  Finally, under a Permitted Lock-up Agreement no “break up” fees, “top up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously tendered thereto in order to deposit such Voting Shares to another Take-Over Bid or support another transaction.

(g)                   Flip-In Event.  A Flip-In Event occurs when any Person becomes an Acquiring Person.  In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board occurs (see “Redemption, Waiver and Termination”), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a Joint Actor (or a transferee of such a Person), which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Proposed Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).

(h)                  Permitted Bid and Competing Permitted Bid.  A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i)                                     the Take-over Bid is made to all holders of record of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii)                                  the Take-over Bid contains irrevocable and unqualified conditions that:

A.                                   no Voting Share shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days (currently 45 days in the Existing Plan) following the date of the Take-over Bid and the provisions for the take-up and payment for Voting Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

B.                                   unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such dates;

C.                                   more than 50% of the outstanding Voting Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

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D.                                   in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in British Columbia) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(i)                       Redemption, Waiver and Termination.

(i)                                   Redemption of Rights on Approval of Holders of Voting Shares and Rights.

The Board acting in good faith may, after having obtained the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the Proposed Plan (the “Redemption Price”).

(ii)           Waiver of Inadvertent Acquisition.

The Board acting in good faith may waive the application of the Proposed Plan in respect of the occurrence of any Flip-In Event if (i) the Board has determined that a Person became an Acquiring Person under the Proposed Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(iii)          Deemed Redemption.

In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board has waived or has deemed to have waived the application of the Proposed Plan consummates the acquisition of the Voting Shares, the Board shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv)                            Discretionary Waiver with Mandatory Waiver of Concurrent Bids.

The Board acting in good faith may, prior to the occurrence of the relevant Flip-In Event as to which the Proposed Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Proposed Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares.  However, if the Board waives the application of the Proposed Plan, the Board shall be deemed to have waived the application of the

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Proposed Plan in respect of any other Flip-In Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v)                               Discretionary Waiver Respecting Acquisition not by Take-over Bid Circular.

The Board acting in good faith may, with the prior consent of the holders of Voting Shares, determine, at any time prior to the occurrence of a Flip-In Event as to which the application of the Proposed Plan has not been waived, if such Flip-In Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Voting Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Proposed Plan to such Flip-In Event.  However, if the Board waives the application of the Proposed Plan, the Board shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of Shareholders called to approve such a waiver.

(vi)                            Redemption of Rights on Withdrawal or Termination of Bid.

Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price.

If the Board is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price.  Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights.

(j)                     Anti Dilution Adjustments.  The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)                                     if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program or dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(ii)                                  if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or rights or warrants.

With respect to adjustments occurring as a result of a distribution of rights or warrants, for internal consistency in the Proposed Plan and to avoid triggering the anti-dilution provisions in

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relatively insignificant circumstances and where the Corporation has complied with the requirements of applicable stock exchanges, an adjustment will only occur if such rights or warrants have an exercise price that is less than 90% of the Market Price per Common Share on the record date for such distribution.

(k)                  Supplements and Amendments.  The Corporation may make amendments to correct any clerical or typographical error, or which are necessary to maintain the validity of the Proposed Plan as a result of any change in any applicable legislation, rules or regulation.  Any changes made to maintain the validity of the Proposed Plan may be made subject to subsequent confirmation by the holders of the Common Shares or after the Separation Time, the holders of the Rights.

Subject to the above exceptions, after the Meeting, any amendment, variation or deletion of or from the Proposed Plan and the Rights, is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

The Board reserves the right to alter any terms of or not to proceed with the Proposed Plan at any time prior to the Meeting in the event that the Board determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments, provided that such action would not materially adversely affect the interests of the holders of Rights generally (under the Existing Plan, this amendment provision is applicable whether or not such action would materially adversely affect the interests of the holders of Rights generally).

(l)                      Expiration.  If the Proposed Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Proposed Plan) and the termination of the annual meeting of the shareholders in the year 2015 unless at or prior to such meeting the Independent Shareholders ratify the continued existence of the Proposed Plan in which case the Proposed Plan would remain in effect until the termination of the annual meeting of shareholders of the Corporation in the year 2018.

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